UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                                 FORM 6-K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

                UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2000

                             NELVANA LIMITED

                           32 Atlantic Avenue
                             Toronto, Ontario
                                  M6K 1X8

          [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F         Form 40-F    X
                               -------           ------

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes         No     X
                              ---          ---

          [If "Yes" is marked, indicate below the file number assigned to the
      registrant in connection with Rule 12g3-2 (b): 82-                    ]
                                                        -------------------

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 15, 2000                  By: /s/ Harriet Reisman
                                           -------------------------
                                           Name:  Harriet F. Reisman
                                           Title: Senior Vice President,
                                                    General Counsel
                                                    and Corporate Secretary

              Schedule of Information Contained in this Report:
              ------------------------------------------------


      1. The English language press release of the Registrant announcing its financial results for the second quarter and six months ended June
     30, 2000.

      2. The Registrant's unaudited consolidated balance sheets as of June 30, 2000.

                                                                    Schedule 1

                                [NELVANA LOGO]


FOR IMMEDIATE RELEASE


             NELVANA REPORTS SECOND QUARTER AND YTD 2000 RESULTS

             Revenue and EBITDA Increase 95% and 35% in Quarter
           On Track for Strong Performance in Second Half of Year

TORONTO, August 10, 2000 - NELVANA Limited ("NELVANA") (TSE:  NTV and NASDAQ:
NELV) today announced financial results for the second quarter and six months ended June 30, 2000. All figures are in Canadian dollars, unless otherwise indicated.

Q2 Highlights
-------------

 .  Completed acquisition of Klutz for US$74 million
 . Raised net proceeds of $54.8 million through equity offering of 2.71 . million subordinate voting shares
 .  Commenced trading on NASDAQ
 . Announced one-year sponsorship by Hasbro for PBS KIDS Bookworm Bunch . Revenue up 95% for the quarter and 65% for YTD
 .  EBITDA up 35% for the quarter and 16% for YTD
 .  Strong gains in revenue offset planned increases in SG&A costs and by non-recurring financing charges for the Klutz acquisition
 .  EPS of $0.01 for the quarter and $0.13 for YTD
 .  On track for profitable growth in balance of 2000.

Consolidated Performance
------------------------

Total revenue for the six months ended June 30, 2000 increased 65% to $40.7 million, compared to $24.7 million for the first half of 1999. Total revenue for the three months ended June 30, 2000 nearly doubled to $25.7 million, compared to $13.2 million for the second quarter of 1999. The increase reflects strong growth in Production and Distribution revenue, resulting from higher revenue per episode delivered, sharp increases in Branded Consumer Products, with strong merchandising performance and the inclusion of six weeks of revenue from Klutz.


                                                                     more...

EBITDA for the first half of 2000 increased 16% to $5.7 million compared to $4.9 million in the same period last year. EBITDA for the second quarter increased 35% to $3.6 million from $2.7 million for the second quarter of 1999. These increases reflect higher EBITDA from Branded Consumer Products, offset by declines in Production and Distribution EBITDA due to planned increases in selling, general and administrative expenses.

"The acquisition of Klutz has significantly broadened our product mix and demographic focus and will provide us with greater balance between our Production and Distribution and Branded Consumer Products businesses" said Michael Hirsh, Co-Chief Executive Officer. "At this time, we are on target to post strong gains in EBITDA and earnings for the year, as our first half earnings trends sharply reverse in the second half of the year, when the majority of our revenue is earned."

Despite the increase in EBITDA for the quarter and year-to-date, net earnings declined from the prior year due to increased goodwill related to the Klutz and Little Bear acquisitions ($630K), non-recurring costs for bridge financing related to the Klutz acquisition ($600K) and interest expense on outstanding borrowings. Net earnings for the year-to-date declined to $1.0 million ($0.13 per share) from $2.3 million ($0.32 per share) for the same period last year. In the second quarter, net earnings were $0.1 million ($0.01 per share), compared to $1.4 million ($.20 per share) in the prior year.

Production and Distribution
---------------------------

Production and Distribution revenue for the first half of 2000 increased 43% to $23.4 million from $16.3 million the previous year. For the second quarter, Production and Distribution revenue increased 34% to $13.2 million from $9.9 million in 1999. These results reflect a sharp increase in revenue from current productions and a moderate increase in library sales over the previous year. During the second quarter, the Company delivered 34 proprietary half-hour episodes (YTD: 56 episodes), compared to 44 episodes (YTD: 72 episodes) the previous year.

"Our strong Production and Distribution revenue reflects the strength of our 2000 production slate, which is one of the strongest in Nelvana's history," said Patrick Loubert, Co-Chief Executive Officer. "Our revenue per episode has more than doubled with strong presales on new and renewed series and strong international sales of our current production slate. We are also in a strong position for next year, with over 75% of the 2001 production slate already confirmed."




                                                                     more...

Branded Consumer Products
-------------------------

Revenue from Branded Consumer Products for the first half of 2000 increased 107% to $17.3 million from $8.4 million the previous year. For the second quarter, Branded Consumer Products revenue tripled to $12.5 million from $3.3 million in the previous year. The majority of this increase relates to the addition of Klutz revenue for the six-week period, although strong performance in merchandising also contributed to the gain. Merchandising revenue gains were driven by strong performance from Franklin licensed products and from newly licensed Cardcaptors, Elliott Moose and Maggie and The Ferocious Beast brands. Management expects that the contribution from Franklin merchandise will further accelerate in the balance of the year, with the launch of an exclusive Franklin marketing program with Sears Roebuck & Co., beginning in August 2000.

Cash Flow and Balance Sheet
---------------------------

In May 2000, Nelvana completed the US$74 million acquisition of Klutz, a leading U.S. publisher of branded children's books. In early June 2000, NELVANA raised net proceeds of $54.8 million from the issuance of 2.71 million subordinate voting shares. Proceeds from this offering were used primarily to repay debt related to the Klutz transaction. Also during the quarter, Nelvana acquired additional merchandising and interactive rights to Little Bear for $4.1 million.

Cash flow from operations in the six months increased 45% to $20.8 million, up from $14.4 million in the prior year, due to improved operating results and reduced investment in working capital during the period. At June 30, 2000, Nelvana had $102.0 million of borrowings, an increase of $53.2 million in borrowings since year-end. Of this increase, approximately $39 million relates to the acquisition of Klutz and additional Little Bear merchandising rights, with the balance required to fund existing business activities.

About Nelvana
-------------

Nelvana is a leading integrated children's entertainment Company which develops, produces, markets and distributes high quality media content and related products to children worldwide. The Company operates through two core businesses: Production and Distribution and Branded Consumer Products. Through its Production and Distribution business, Nelvana has completed nearly 50 major animated productions and distributed its programming to over 160 countries worldwide. Nelvana's growing program library has nearly 1,450 cumulative half-hour episodes, including such well-known television and feature film properties as Franklin, Little Bear, Babar and Pippi Longstocking. Nelvana's Branded Consumer Products business includes operations in children's book publishing and merchandise licensing of both classic and contemporary character brands.
                                                                     more...

Founded in 1971, Nelvana's head office and leading edge animation facility are located in Toronto. The Company has sales offices in Los Angeles, London, Paris and Tokyo and international distribution headquarters in Shannon, Ireland. Nelvana celebrates its 30th anniversary in 2001. The Company's web site is www.nelvana.com.

Forward Looking Statements
--------------------------

We have made some statements in this press release, which constitute "forward-looking statements". These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "will", "expects," "intends," "plans," "believes" or "potential," or the negative of these terms or other comparable terminology. We undertake no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.



For further information, contact:

Michael Hirsh, Co-chief Executive Officer
(416) 588-5571 x201

Sally Moyer Kent, SVP, Finance and Chief Financial Officer
(416) 588-5571 x103

Margo Raport, Director, Communications
(416) 588-5571 x249

                                                                    Schedule 2
NELVANA LIMITED
Consolidated Balance Sheets

                                                      As at        As at
                                                     June 30,  December 31,
                                                      2000          1999
 (in thousands of Canadian dollars)               (Unaudited)    (Audited)
--------------------------------------------------------------------------

Assets
    Accounts receivable                            $  51,358    $  50,158
    Tax credits receivable                            25,176       27,614
    Investment in film and television programs       111,807       92,789
    Recoverable distribution costs and other assets   13,139        8,380
    Inventory                                         16,406        2,285
    Capital assets                                    14,265       12,320
    Investment in affiliated companies                 2,380        1,834
    Intangible assets                                 97,940        7,767
-------------------------------------------------------------------------

                                                   $ 332,471    $ 203,147
=========================================================================


Liabilities and Shareholders' Equity
Liabilities
    Accounts payable                               $   4,572    $   3,281
    Accrued liabilities                               26,497       18,230
    Loans payable                                    101,966       48,724
    Deferred revenue                                   4,147        2,536
    Future income taxes                                5,823        9,389
-------------------------------------------------------------------------
                                                     143,005       82,160
-------------------------------------------------------------------------


Shareholders' equity
    Capital stock (1)                                147,573       80,099
    Retained earnings                                 41,893       40,888
-------------------------------------------------------------------------
                                                     189,466      120,987
-------------------------------------------------------------------------

                                                   $ 332,471    $ 203,147
=========================================================================

(1) As at July 31, 2000 the following were outstanding:
    Number of Multiple Voting Shares               1,865,929
    Number of Subordinate Voting Shares            8,337,226
    Number of Subordinate Voting Shares reserved
    for issuance under the Nelvana Employee Stock
    Option Plan                                      848,616

NELVANA LIMITED
Consolidated Statements of Earnings and Retained Earnings
(Unaudited)


                                           Three Months          Six Months
                                           Ended June 30        Ended June 30
(in thousands of Canadian dollars        2000        1999     2000       1999
except earnings per share)
------------------------------------------------------------------------------

Revenue                               $ 25,725   $ 13,201  $ 40,733  $ 24,693
Expenses
   Cost of sales                        15,544      8,505    24,504    15,733
   Selling, general and administrative   6,545      2,010    10,561     4,064
   Amortization of intangible, capital
   and other assets                      1,378        588     1,982     1,117
------------------------------------------------------------------------------
                                        23,467     11,103    37,047    20,914
------------------------------------------------------------------------------
Operating earnings before undernoted     2,258      2,098     3,686     3,779
Interest, net                           (2,503)      (329)   (3,075)     (865)
Equity earnings from affiliated company    373        377       846       644
------------------------------------------------------------------------------
Earnings before income taxes               128      2,146     1,457     3,558
Provision for income taxes                  13        703       452     1,231
------------------------------------------------------------------------------
Net earnings for the period           $    115   $  1,443  $  1,005  $  2,327
==============================================================================

Retained earnings, beginning of period  41,778     31,866    40,888    30,982


Retained earnings, end of period      $ 41,893   $ 33,309  $ 41,893  $ 33,309
==============================================================================

Basic earnings per share              $   0.01   $   0.20  $   0.13  $   0.32
Fully diluted earnings per share          0.01       0.20      0.13      0.32
==============================================================================

Weighted average number of shares
outstanding (000's)                      8,129      7,259     7,695     7,259
==============================================================================

NELVANA LIMITED
Consolidated Statements of Cash Flows
(Unaudited)


                                                             Six Months
                                                            Ended June 30
(in thousands of Canadian dollars)                       2000            1999
------------------------------------------------------------------------------

Cash provided by (used in):

Operating Activities
    Net earnings for the period                       $   1,005     $   2,327
    Charges to income not affecting cash:
       Amortization of film and television programs      15,745        11,245
       Amortization of intangible, capital and
       other assets                                       1,982         1,117
       Equity earnings from affiliated company             (846)         (644)
       Future income taxes                               (1,131)          738
    Net changes in non-cash working capital
    balances related to operations                        4,022          (401)
------------------------------------------------------------------------------
                                                         20,777        14,382
------------------------------------------------------------------------------

Financing Activities
    Increase in loans payable                            53,242         8,257
    Issuance of capital stock, net of share
    issue costs                                          57,571             -
------------------------------------------------------------------------------
                                                        110,813         8,257
------------------------------------------------------------------------------

Investing Activities
    Net additions to capital assets                      (1,077)       (2,000)
    Dividends received                                      300             -
    Investment in film and television programs          (34,737)      (28,707)
    Acquisition of business                             (91,957)            -
    Acquisition of merchandising rights                  (4,119)            -
------------------------------------------------------------------------------
                                                       (131,590)      (30,707)
------------------------------------------------------------------------------

Decrease in cash and cash equivalents                         -        (8,068)

Cash and cash equivalents, beginning of period                -         8,068
------------------------------------------------------------------------------

Cash and cash equivalents, end of period              $       -      $      -
==============================================================================


NELVANA LIMITED
Segmented Information


                                              Three Months                        Six Months
(in thousands of Canadian dollars            Ended June 30                       Ended June 30
except earnings per share)                    (Unaudited)                          (Audited)
                               -------------------------------------  --------------------------------------
                                              Branded                                 Branded
                                 Production   Consumer                  Production    Consumer
     2000                     & Distribution  Products  Consolidated  & Distribution  Products  Consolidated
                              --------------------------------------  --------------------------------------

   Revenue                        $13,227     $12,498      $25,725        $23,401      $17,332     $40,733

   Cost of sales                   (9,306)     (6,238)     (15,544)       (16,518)      (7,986)    (24,504)

   Selling, general and
     administrative                (1,965)     (4,580)      (6,545)        (3,877)      (6,684)    (10,561)

   Amortization of intangible,
     capital and other assets        (605)       (773)      (1,378)        (1,142)        (840)     (1,982)
                              ------------------------------------------------------------------------------

     Operating earnings            $1,351        $907       $2,258         $1,864       $1,822      $3,686
                              ==============================================================================


                                              Branded                                 Branded
                                 Production   Consumer                  Production    Consumer
     1999                     & Distribution  Products  Consolidated  & Distribution  Products  Consolidated
                              --------------------------------------  --------------------------------------

   Revenue                         $9,904      $3,297      $13,201        $16,340       $8,353     $24,693

   Cost of sales                   (7,005)     (1,500)      (8,505)       (12,096)      (3,637)    (15,733)

   Selling, general and
     administrative                  (226)     (1,784)      (2,010)          (532)      (3,532)     (4,064)

   Amortization of intangible,
     capital and other assets        (524)        (64)        (588)          (995)        (122)     (1,117)
                              ------------------------------------------------------------------------------

     Operating earnings            $2,149       ($ 51)      $2,098         $2,717       $1,062      $3,779
                              ==============================================================================
